SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
             RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                          Goody's Family Clothing, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    382588101
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 20, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

__________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      382588101              SCHEDULE 13D           PAGE 2 OF 8 PAGES
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-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Prentice Capital Management, LP
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    2,080,100 (see Item 5)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,080,100 (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                2,080,100 (see Item 5)

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.28% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      382588101              SCHEDULE 13D/A         PAGE 3 OF 8 PAGES
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-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Michael Zimmerman
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    2,080,100 (see Item 5)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,080,100 (see Item 5)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                2,080,100 (see Item 5)

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.28% (see Item 5)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      382588101              SCHEDULE 13D           PAGE 4 OF 8 PAGES
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Item 1.       Security and Issuer.

     This statement on Schedule 13D relates to the shares of Common Stock, no par value (the "Shares"), of Goody's Family Clothing, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 400 Goody's Lane, Knoxville, TN 37922.


Item 2.       Identity and Background.

     (a) This statement is filed by Prentice Capital Management, LP, a Delaware limited partnership ("Prentice Capital Management"). Prentice Capital Management serves as investment manager to a number of investment funds (including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP and Prentice Capital Offshore, Ltd.) and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13D.

     Michael Zimmerman ("Mr. Zimmerman") is the Managing Member of (a) Prentice Management GP, LLC the general partner of Prentice Capital Management and (b) Prentice Capital GP, LLC, the general partner of certain investment funds. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and therefore may be deemed to be the beneficial owner of the securities reported in this Schedule 13D. Each of Mr. Zimmerman and Prentice Capital Management (together, the "Reporting Persons") disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

     The Joint Acquisition Statement of the Reporting Persons is attached hereto as Exhibit A and incorporated herein by reference.

     Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. By virtue of the communications with the Issuer by representatives of GMM Capital LLC ("GMM") and of the Reporting Persons, as more fully described in Item 4, the Reporting Persons may be deemed to be a "group" with GMM for purposes of the Act. Although the Reporting Persons do not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Act. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by GMM (including but not limited to accounts or entities under its control or under common control with GMM) or any other person or entity other than the various accounts under the Reporting Persons' management and control.

     (b) The principal business address of the Reporting Persons is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.

     (c) The principal business of Prentice Capital Management is investing for accounts under its management. The principal occupation of Mr. Zimmerman is managing Prentice Management GP, LLC and Prentice Capital GP, LLC.

     (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Prentice Capital Management is a limited partnership organized in Delaware. Mr. Zimmerman is a citizen of the United States of America.

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CUSIP NO.      382588101              SCHEDULE 13D           PAGE 5 OF 8 PAGES
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Item 3.       Source and Amount of Funds or Other Consideration.

     The 2,080,700 Shares reported herein by the Reporting Persons were acquired at an aggregate purchase price of approximately $15,147,505.

     The Shares beneficially owned by the Reporting Persons were acquired with investment funds in accounts under management.

Item 4       Purpose of Transaction.

     The Reporting Persons previously filed a Schedule 13G with respect to the Shares on September 29, 2005. This Schedule 13D replaces such filing.

     The Reporting Persons acquired the Shares for investment in the ordinary course of business. The Reporting Persons purchased the Shares because of their belief that the Issuer represents an attractive investment based on the Issuer's business prospects and strategy. The Reporting Persons may make further purchases of the Shares from time to time and may dispose of any or all of the Shares held by it at any time.

     On September 29, 2005, the Reporting Persons, jointly with GMM, sent a non-binding letter of interest to the Issuer proposing a potential all cash acquisition of 100% of the Shares at an estimated purchase price ranging from $8.25 to $9.00 per shares. A copy of the letter of interest is set forth hereto as Exhibit B and incorporated herein by reference.

     Except as set forth herein, neither of the Reporting Persons have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with respect to the proposed acquisition of the Issuer and their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Company.

     (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 33,107,881 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

     As of the close of business on October 3, 2005, the Reporting Person may be deemed to beneficially own 2,080,100 Shares constituting approximately 6.28% of the Shares outstanding. Upon information and belief, as of the close of business on October 5, 2005, Sterling Macro Fund, an investment fund of which Isaac Dabah is a manager, may be deemed to beneficially own 26,039 Shares. Mr. Dabah is also an Executive Director of GMM. GMM expressly disclaims beneficial ownership of the Shares of Common Stock which are owned by Sterling Macro Fund.

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CUSIP NO.      382588101              SCHEDULE 13D           PAGE 6 OF 8 PAGES
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     (b) The Reporting Persons share voting and dispositive powers over the
2,080,100 Shares.

     (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit C hereto and is incorporated herein by reference. All of the transactions in Shares listed on Exhibit C hereto were effected in open market purchases through various brokerage entities.

     (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.       Material to be Filed as Exhibits.

1.  Exhibit A -  Joint Acquisition Statement, dated October 6, 2005.

2.  Exhibit B -  Letter to Issuer, dated September 29, 2005.

3. Exhibit C - Transactions in the Shares by the Reporting Persons during the past 60 days.

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CUSIP NO.      382588101              SCHEDULE 13D           PAGE 7 OF 8 PAGES
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                                   SIGNATURES



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 6, 2005


                                               PRENTICE CAPITAL MANAGEMENT, LP

                                               By: /s/ Charles Phillips
                                               ---------------------------------
                                               Name:  Charles Phillips
                                               Title: Chief Operating Officer

                                               MICHAEL ZIMMERMAN

                                               /s/ Michael Zimmerman
                                               ---------------------------------
                                               Michael Zimmerman

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CUSIP NO.      382588101              SCHEDULE 13D           PAGE 8 OF 8 PAGES
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                                  EXHIBIT INDEX

1.  Exhibit A -  Joint Acquisition Statement, dated October 6, 2005.

2.  Exhibit B -  Letter to Issuer, dated September 29, 2005.

3. Exhibit C - Transactions in the Shares by the Reporting Persons during the past 60 days.

                                    EXHIBIT A

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



DATED:  October 6, 2005              PRENTICE CAPITAL MANAGEMENT, LP

                                     /s/ Charles Phillips
                                     ----------------------------------------
                                     Name:  Charles Phillips
                                     Title:  Chief Operating Officer


                                     MICHAEL ZIMMERMAN

                                     /s/  Michael Zimmerman
                                     ----------------------------------------
                                     Michael Zimmerman

                                    EXHIBIT B

                                 GMM Capital LLC
                         Prentice Capital Management, LP


September 29, 2005


CONFIDENTIAL
Robert M Goodfriend
Chairman and Chief Executive Officer
Goody's Family Clothing.  Inc.
400 Goody's Lane
P.O. Box 22000
Knoxville, TN 37933-2009

                        Re: Goody's Family Clothing, Inc.

Dear Mr. Goodfriend:

     We are writing to express the interest of GMM Capital LLC and Prentice Capital Management, LP in discussing with you a potential acquisition of 100% of the capital stock of Goody's Family Clothing, Inc. Our proposal includes the following terms and conditions:

     1. Purchase Price. Based upon our review of publicly available information, we are prepared to discuss with you a transaction that would offer the shareholders of Goody's an all cash purchase price in the range of $8.25 to $9.00 per share. Our final price would be reflective of any further information, including projections, that would be provided to us as part of our due diligence.

     2. Financing. Our transaction proposal would not be subject to any financing condition. GMM and Prentice are prepared to commit to provide the full amount of funding necessary to pay the purchase price for the acquisition, as well as the fees and expenses associated therewith.

     3. Timing. We are prepared to begin discussions with you immediately and make all necessary resources available to conduct our due diligence and engage in contract negotiations as soon as possible. In view of the fact that we are not dependent on external financing to consummate the transaction, we would be able to consummate the transaction expeditiously following execution of a definitive acquisition agreement.

     4. Identity. GMM is an investment fund wholly owned by GMM Trust, a Dabah family owned trust with liquid assets in excess of $125 million. GMM was formed in 2004 with the express purpose of investing in the apparel retail and textile industry. GMM has large holdings in such companies as Wet Seal, Children's Place, Jones Apparel Group and Delta Galil Industries Ltd. GMM is managed primarily by

Isaac Dabah, who has many years of experience with the ownership and operation of apparel businesses similar to the Company's business. Most recently, he served as the CEO of Gloria Vanderbilt Apparel Corporation, a company which he bought in 1993, until it was acquired by Jones Apparel Group in 2002. In 2003 he was promoted to Group CEO of the Jeans Wear Division which is comprised of Polo Jeans, Gloria Vanderbilt and L.E.I. totaling $1.2 billion in sales. Mr. Dabah left Jones Apparel Group in December 2004 and is not bound by any non-compete agreement. Itzhak Weinstock is GMM's COO. Mr. Weinstock was CFO of Gloria Vanderbilt Apparel Corporation for 11 years.

     Prentice Capital manages in excess of $1 billion for a variety of institutional and private investors, including S.A.C. Capital Management. The firm's investment strategy encompasses primarily U.S. companies in the retail/consumer sector and the portfolio is al1ocated between liquid public equities and "special situations" within the retail consumer sector. Prentice Capital owns, in its special situation portfolio, large interests in several public companies. It is the majority owner of KB Toys, a 650 unit, mall-based retailer of toys and it remains the largest economic owner of Wet Seal, a large teen and young women's fashion retailer with a public market capitalization in excess of $600 million. In both of these transactions, Prentice Capital is working closely with experienced management teams to grow businesses with strong concepts and established brands.

     5. Conditions. Our proposal is subject to the completion, to our satisfaction, of due diligence, including our having meetings with management and getting comfortable with the company's projections, and negotiation and execution of a definitive acquisition agreement on satisfactory terms. We believe that we can complete our due diligence within 10 days of receipt of the requested information and access. No corporate or shareholder approvals would be needed for GMM or Prentice to consummate the transaction. While the completion of the transaction would be subject to HSR and any other necessary governmental approvals, we do not anticipate any difficulty in obtaining antitrust approval in connection with the transaction.

     6. Non-binding Nature. This letter constitutes a non-binding expression of interest in a proposed transaction and does not obligate any parry to negotiate, execute or consummate any transaction. A binding commitment with respect to a transaction would result only from the execution of a definitive agreement with respect thereto, subject to any conditions expressed herein or therein.

     We believe that our proposed transaction would be beneficial for all parties concerned. We are prepared to devote the effort and resources to pursue such a transaction on an expedited basis and are prepared to meet promptly with representatives of Goody's to develop and implement such a transaction.

     We very much look forward to hearing from you. Isaac Dabah of GMM can be reached at (212) 688-8288 and Michael Zimmerman of Prentice Capital can be reached at (212) 756-8040.

                                 Very truly yours,

                                 GMM CAPITAL LLC


                                 By: /s/ Isaac Dabah
                                     -------------------------------
                                     Name:  Isaac Dabah
                                     Title:  Director

                                 PRENTICE CAPITAL MANAGEMENT, L.P.

                                 By: /s/ Michael Zimmerman
                                     -------------------------------
                                     Name:  Michael Zimmerman
                                     Title:  Chief Executive Officer

cc:  Steven H. Tishman
     Managing Director
     Rothschild, Inc.
     1251 Ave. of the Americas, 51st Floor
     New York, NY 10020

     Martin Nussbaum
     Partner
     Dechert LLP
     30 Rockefeller Plaza, 23rd Floor
     New York, NY 10112-2200

                                    EXHIBIT C

   TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS DURING THE PAST 60 DAYS



Date of Purchase          Shares of Common Stock         Price per Share ($)
     (Sale)                   Purchased (Sold)
---------------           ----------------------         -------------------

     7/5/2005                      10000                         7.59
    7/27/2005                      15900                         7.48
    7/28/2005                      25000                         7.72
     8/4/2005                     100000                         7.28
     9/6/2005                      95000                         6.99
     9/7/2005                     250000                         7.14
     9/8/2005                     345200                         7.22
     9/9/2005                     259700                         7.35
    9/12/2005                      61261                         7.48
    9/13/2005                      21682                         7.50
    9/13/2005                      25046                         7.55
    9/13/2005                       4388                         7.64
    9/16/2005                      47100                         7.10
    9/19/2005                      50700                         7.23
    9/20/2005                       7000                         7.07
    9/20/2005                       3500                         7.09
    9/21/2005                     106400                         7.19
    9/22/2005                     133900                         7.24
    9/23/2005                      67800                         7.25
    9/27/2005                      14000                         7.30
    9/28/2005                      87000                         7.30
    9/29/2005                       5400                         7.30